UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Layne Christensen Company

(Exact name of registrant as specified in its charter)

Delaware	001-34195	48-0920712
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation or organization)		Identification No.)

1800 Hughes Landing Blvd, Suite 700, The Woodlands, Texas 77380

(Address of principal executive offices) (Zip Code)

Andrew Atchison, (281) 475-2600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Disclosure Requirement

This Disclosure for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities and Exchange Act of 1932 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC reporting companies whose manufactured products contain “Conflict Minerals” which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold. If following a reasonable country of origin inquiry, a company can determine that its necessary Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or from recycled or scrap sources, or if the company has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries or reasonably believes that its necessary Conflict Minerals did come from recycled or scrap sources, it must disclose that determination, submitting a Form SD that includes a description of the Reasonable Country of Origin Inquiry it undertook in making its determination and the results of that inquiry.

The Company

This Disclosure has been prepared by Layne Christensen Company (the “Company”). Unless otherwise indicated, the terms “Company,” “Layne,” “we,” “us” and “our” refer to Layne Christensen Company, together with its subsidiaries. Layne is a global water management, construction and drilling company. We provide responsible solutions for water, mineral and energy challenges. For the reporting period ending on December 31, 2014, Layne was comprised of six (6) Divisions:  Water Resources, Inliner, Heavy Civil, Geoconstruction, Mineral Services and Energy Services.

Reasonable Country of Origin Inquiry

Layne conducted an analysis of our business and determined that, even though we do not operate a specific manufacturing segment, we do, on occasion and as part of the services offered to our customers, manufacture or fabricate products for sale and for the use of our customers. In 2014, Layne’s products comprised less than five percent (5%) of the Company’s annual revenues.

Layne’s Water Resources, Inliner, Geoconstruction and Mineral Services Divisions manufactured and sold products in 2014. Those products were turbine and submersible pumps (Water Resources), water treatment systems (Water Resources), cured-in-place pipe lining tubes (Inliner), inversion units for installation purposes (Inliner), ground stabilization equipment (Geoconstruction) and Accu-Dril™ mud motors (Mineral Services). We removed Inliner from our RCOI after determining that no Conflict Minerals were necessary to the functionality or production of products manufactured by Inliner.

As part of our ongoing analysis, all manufactured products and critical suppliers within the Water Resources, Geoconstruction and Mineral Services Divisions were assessed in order to identify Conflict Minerals scope and risk. The Company identified those suppliers which may require Conflict Minerals as a necessary element to the functionality or production of their products. In February 2015, Layne distributed its 2014 Conflict Minerals Questionnaire to more than 300 suppliers. For its 2014 Conflict Minerals Questionnaire, Layne utilized the Conflict Free Sourcing Initiative’s Conflict Mineral Reporting Template, created by Electronic Industry Citizenship Coalition, Incorporated (EICC) and Global e-Sustainability Initiative (GeSI).

After Layne’s initial distribution, we determined that the original scope was overly broad and included many suppliers whose supply chains may contain Conflict Minerals, but whose specific products sold to Layne did not require Conflict Minerals for their production or functionality. As such, Layne narrowed its focus on identifying those suppliers that required Conflict Minerals for the production or functionality of the products sold to Layne, and removed those companies that did not. Based on this analysis, Layne identified thirty-three (33) critical suppliers who sold products that possibly required Conflict Minerals for their production or functionality.

On October 31, 2014, Layne sold Tecniwell, a Geoconstruction business based in Italy that manufactured or fabricated all of Layne’s Geoconstruction Division’s products sold in 2014. Of the thirty-three (33) suppliers identified, fifteen (15) supplied products to Tecniwell. Since the sale, Tecniwell and its suppliers did not return any of Layne’s Conflict Minerals Questionnaires. After several failed attempts to communicate with Tecniwell and its suppliers, we decided to rely on the previous year’s RCOI findings with respect to Tecniwell’s suppliers. We believe such reliance was reasonable because the types of products manufactured by Tecniwell did not change and nothing came to our attention that caused us to believe that necessary Conflict Minerals originated in the Covered Countries.

Of the remaining suppliers, Layne successfully obtained responses from all but two (2) suppliers. Based on the responses to Layne’s 2014 Conflict Minerals Questionnaire, as well as the previous year’s RCOI findings as they relate to Geoconstruction’s suppliers, the Company has determined that it has no reason to believe that Conflict Minerals necessary to the manufacture or functionality of its products sold in 2014 originated within the Covered Countries.

As a downstream purchaser of Conflict Minerals-containing products, our due diligence measures can provide only reasonable, not absolute, assurances regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

In accordance with the Rule, this Disclosure is available on the Company’s website at www.Layne.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Layne Christensen Company

(Registrant)

By:	/s/ Andrew Atchison	Date: June 1, 2015
Andrew Atchison Senior Vice President & Chief Financial Officer